File No. 69-00401

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

____________________________

Form U-3A-2 for 2003

Statement by Holding Company Claiming Exemption

Under Rule U-2 from the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR REGULATED SERVICES COMPANY

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.  Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360.  It is a wholly owned subsidiary of Questar Corporation ("Questar"), which claims an exemption as a holding company under the Public Utility Holding Company Act of 1935 (the "PUHCA").  Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline").  Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline.  On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Form U-3A-2's on a timely basis since then.

Questar Gas is a Utah corporation with the same address noted above for Regulated Services.  It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and

Idaho.  It is a "gas utility company" as that term is defined in the PUHCA.  Questar Gas also transports natural gas for industrial users in Utah and Wyoming.  Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah.  Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.

Questar Pipeline is a Utah corporation with its principal place of business at the same address noted above.  It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.  It does not make any sales of natural gas and is not a gas utility company.  It has several subsidiaries:  Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company.  Each subsidiary is incorporated in Utah and conducts transmission or processing operations.

Regulated Services also owns Questar Energy Services, Inc. ("QES") that does not make any sales of natural gas and is not a gas utility company.

Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.  Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas, Questar Pipeline, and QES.

2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Questar Gas was distributing natural gas to 770,494 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2003.  Of these customers, 745,299 were located in Utah, 23,500 were located in southwestern Wyoming, and 1,695 were located in southeastern Idaho.  Questar Gas owns and operates approximately 23,323 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 22,340 miles in its Utah distribution system.

Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981.  Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers.  Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies.  Gas owned by Questar Gas, plus gas attributable to royalty interest owners in the same reservoirs, constituted 49 percent of Questar Gas's total gas supply in 2003 and is reflected in its rates at "cost-of-service" prices.

Questar Gas is directly responsible for all gas acquisition activities.  Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro.  Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado.  Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.

3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)  Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

During the 2003 calendar year, Questar Gas sold 94,006 thousand decatherms ("Mdth") of natural gas, including 84,393 Mdth at retail (defined as residential and commercial customers), and transported 38,341 Mdth of natural gas.  (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's.  In Questar Gas's gas system, each thousand cubic feet ("Mcf") of natural gas contains approximately 1.052 Dth.)  For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers.  The 9,613 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles.  For 2003, Questar Gas had total revenues of $620,995,000, including $605,160,000 for gas distribution operations.  Of this latter figure, $581,000,000 was attributable to Utah, $23,064,000 to Wyoming, and $1,019,000 to Idaho.  Questar Gas did not distribute any manufactured gas during such calendar year.

Regulated Services did not sell any natural or manufactured gas.

(b)  Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

During the 2003 calendar year, Questar Gas distributed at retail 3,264 Mdth of natural gas outside the state of Utah, Questar Gas's state of incorporation.

Regulated Services did not distribute at retail any natural or manufactured gas.

(c)  Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

During 2003, Questar Gas sold 456 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations.  Questar Gas, during 2003, also transported 401 Mdth of natural gas outside Utah.  Questar Gas did not sell at wholesale any manufactured gas during 2003.

Regulated Services did not sell at wholesale any natural or manufactured gas.

(d)  Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

During the 2003 calendar year, Questar Gas purchased 21,923 Mdth of natural gas or approximately 23 percent of its total gas supply outside the state of Utah or at the state line.

Regulated Services did not purchase any gas volumes.

4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.  Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.  Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

None.  Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1

Consolidating Statement of Income of Questar Regulated Services Company for the year-ended  December 31, 2003.

Exhibit A-2

Consolidated Statement of Common Shareholder's Equity of Questar Regulated Services Company as of December 31, 2003.

Exhibit A-3

Consolidating Balance Sheet of Questar Regulated Services Company as of December 31, 2003.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.  The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

QUESTAR REGULATED SERVICES COMPANY

Attest:

/s/Connie C. Holbrdook_______________________

By /s/A. K. Allred_____________________________

Connie C. Holbrook

     A. K. Allred

Secretary

     President and Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook

Secretary

Questar Regulated Services Company

180 East 100 South Street, P.O. Box 45360

Salt Lake City, Utah 84145-0360

EXHIBIT A-1 QUESTAR REGULATED SERVICES COMPANY CONSOLIDATING STATEMENT OF INCOME YEAR ENDED DECEMBER 31, 2003 (Unaudited)
						Questar
	Questar
	Regulated		Questar	Questar	Questar	Regulated
	Services Co.	Intercompany	Gas	Pipeline Co.	Energy	Services
	Consolidated	Transactions	Company	Consolidated	Services	Co.
	(In Thousands)

REVENUES
From unaffiliated customers	$699,132		$618,791	$74,981	$5,360
From affiliated companies	9,080	($77,080)	2,204	81,857	1,620	$479
TOTAL REVENUES	708,212	(77,080)	620,995	156,838	6,980	479

OPERATING EXPENSES
Cost of natural gas and other products sold	319,776	(75,646)	394,523		899
Operating and maintenance	157,462	(1,434)	100,279	53,249	5,368
Depreciation and amortization	66,584		40,126	26,141	317
Distribution rate-refund obligation	24,939		24,939
Other taxes	16,325		9,743	6,352	230
TOTAL OPERATING EXPENSES	585,086	(77,080)	569,610	85,742	6,814

OPERATING INCOME	123,126		51,385	71,096	166	479

INTEREST AND OTHER INCOME	2,933		3,228	(426)	131

DEBT EXPENSE	(43,681)		(20,984)	(22,622)	(75)

INCOME BEFORE INCOME TAXES
AND CUMULATIVE EFFECT	82,378		33,629	48,048	222	479

INCOME TAXES	31,155		13,113	17,746	101	195

INCOME BEFORE CUMULATIVE EFFECT	51,223		20,516	30,302	121	284

Cumulative effect of accounting change for asset
retirement obligations, net of income taxes of $282	(467)		(334)	(133)

NET INCOME	$50,756		$20,182	$30,169	$121	$284

EXHIBIT A-2

QUESTAR REGULATED SERVICES COMPANY

STATEMENT OF COMMON SHAREHOLDERS’ EQUITY

(Unaudited)

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
	(Dollars In Thousands)

Balances at January 1, 2001 (1)	100		$502,735	(684)
2001 net income				58,445
Equity received			40,000
Dividends paid				(46,500)
Balances at December 31, 2001	100		542,735	11,261
2002 net income				65,167
Dividends paid				(48,000)
Balances at December 31, 2002	100		542,735	28,428
2003 net income				50,756
Dividends paid				(48,500)
Balances at December 31, 2003	100		542,735	30,684

(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

EXHIBIT 1-3

QUESTAR REGULATED SERVICES COMPANY

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(Unaudited)

	Questar		Questar
	Regulated	Interco.	Regulated		Questar	Questar
	Services	Trans-	Services Co.	Questar	Pipeline Co.	Energy
	Consolidated	actions	And Other	Gas Co.	Consolidated	Services
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents	$7,482		$377	$3,894	$2,951	$260
Notes receivable from Questar Corporation	7,100		7,100
Accounts and notes receivable	68,915	($5,830)	4,662	57,932	11,200	951
Unbilled gas accounts receivable	49,722			49,722
Inventories, at lower of average cost or market	31,496		(2)	27,987	2,395	1,116
Prepaid expenses and other	5,712		560	1,780	3,327	45
Purchased gas adjustment	552			552
TOTAL CURRENT ASSETS	170,979	(5,830)	12,697	141,867	19,873	2,372

PROPERTY, PLANT AND EQUIPMENT	2,286,086		7,539	1,240,553	1,034,958	3,036
Less accumulated depreciation and amortization	875,125		4,846	532,747	336,206	1,326
NET PROPERTY, PLANT AND
EQUIPMENT	1,410,961		2,693	707,806	698,752	1,710

INVESTMENT IN SUBSIDIARIES		(568,864)	568,864
GOODWILL	9,837			5,652	4,185
REGULATORY AND OTHER ASSETS	59,996		1,570	29,434	26,278	2,714

	$1,651,773	($574,694)	$585,824	$884,759	$749,088	$6,796

CURRENT LIABILITIES
Notes payable to Questar Corporation	$105,500		$300	$51,900	$49,500	$3,800
Accounts payable and accrued expenses	109,871	($5,830)	3,984	104,300	6,495	922
Interest payable	6,606			4,863	1,743
Federal income taxes payable (receivable)	5,297		(35)	2,371	3,108	(147)
Other taxes payable	8,375		107	8,439	(182)	11
Deferred income taxes - current	210			210
TOTAL CURRENT LIABILITIES	235,859	(5,830)	4,356	172,083	60,664	4,586
LONG-TERM DEBT	600,077			290,000	310,077
OTHER LONG-TERM LIABILITIES	32,974		6,543	13,553	12,053	825
PENSION LIABILITY	3,613		2,674	1,219	(283)	3
DEFERRED INVESTMENT TAX CREDITS	4,166			4,172	(6)
DEFERRED INCOME TAXES	201,665		(1,168)	94,722	107,929	182

COMMON SHAREHOLDER'S EQUITY
Common stock		(29,525)		22,974	6,551
Additional paid-in capital	542,735	(265,910)	542,735	121,875	142,034	2,001
Retained earnings (deficit)	30,684	(273,429)	30,684	164,161	110,069	(801)
TOTAL COMMON SHAREHOLDERS’
EQUITY	573,419	(568,864)	573,419	309,010	258,654	1,200

	$1,651,773	($574,694)	$585,824	$884,759	$749,088	$6,796